Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the consolidated results of operations of Huahui Education Group Limited .and its subsidiaries (the “Company”) for the six months ended June 30, 2022 and 2021 and the consolidated financial condition as of June 30, 2022 should be read in conjunction with the Company’s consolidated financial statements and the notes to those financial statements that are included in this Report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could” and similar expressions to identify forward-looking statements. For purposes of the following discussion and analysis, references to ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refers to the Company or ZDSE, as appropriate.

OVERVIEW

We are a holding company incorporated in the Cayman Islands with no material operations of our own. As a holding company, we conduct operations in China through our operating subsidiaries, Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”), Shenzhen Huahui Media Technology Co., Limited (“HHMT”) and Huahui (Shenzhen) Education Management Co., Limited (“HEMC”), all of which are incorporated in the PRC. Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”) was incorporated in the PRC on July 8, 2020 as a wholly owned subsidiary of HSEC. JEMT started operations in June 2022, holding training courses for individuals and enterprises to improve their professional and management skills.Shandong Yuli Big Data Technology Co., Limited (“SDYL”) was incorporated in the PRC on December 14, 2021, and is an 80% owned subsidiary of HSEC; 20% of SDYL’s shares are owned by the corporate representative Xinwen Yang. SDYL’s business model of “HR Technology + Platform + Service” utilizes HR technology to build an HR platform that will provide payroll, personnel recruitment, labor dispatch, flexible employment, fiscal and tax planning and legal HR consultation through a mobile app and SDYL’s website. SDYL started operations in May 2022. ZDSE, HHMT, HEMC, JMET and SYDL are our “Operating Subsidiaries.”

ZDSE, the Company’s primary Operating Subsidiary, is engaged in the business of professional management coaching, including researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients consist of executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields.

ZDSE has developed “The Way of Management” program with ten modules and additional modules will developed in the future. The current ten modules comprise the experiential course, of which 60% is comprised of scenario exercises, 20% of group interactions and 20% of specified topics. ZDSE also monitors the performance and the changes and development of clients in their workplaces. ZDSE’s coaches provide guidance and support to the Company’s clients both during completion of the modules and during the provision of post-completion services.

Financial Highlights for the Six Months Ended June 30, 2022

●	Net revenues decreased by 43% to $412,653 compared with $726,422 for the first half of fiscal year 2021.
●	Operating loss was $306,388 compared with an operating loss of $190,377 in the same period of 2021.
●	Net loss was $315,159 compared with a net loss of $191,159 in the same period of 2021.
●	Cash used in operating activities was $246,908, compared with $66,131 used in operating activities in the same period of 2021.
●	Number of trainees decreased by 62% to 202 compared with 530 in the first half of fiscal year 2021.

Impact from COVID-19

The COVID-19 pandemic adversely affected the Company’s operations during the first six months of both 2022 and 2021, as the Company took measures to temporarily suspend operations at its facilities in accordance with government requirements to contain the outbreak. Although, as of the date of this Report, ZDSE’s operations have returned to normal, there can be no assurance that the coronavirus pandemic, or another future epidemic, will not cause future disruptions to the Company’s operations.

Explanation of Key Income Statement Items

Revenues

Revenue is reported net of business taxes and VAT. The Company’s educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

Revenue is generated through delivery of services and is recognized when a customer receives services and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount:

●	identification of the services in the contract;
●	determination of whether the services are performance obligations, including whether they are distinct in the context of the contract;
●	measurement of the transaction price, including the constraint on variable consideration;
●	allocation of the transaction price to the performance obligations; and
●	recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers as services are performed over the remaining contractual terms.

Costs and Operating Expenses

Cost of revenue mainly includes salaries of employees participating in ZDSE training, consulting services fees, travel expenses paid to trainers, rental fees for the HHMT equipment and other expenses.

Our selling and marketing expenses consist primarily of salaries paid to sales staff, travel expenses and other expenses Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, bad debts, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance , audit fees, and Rental expenses.

Our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our financial statements in conformity with U.S. GAAP, which requires management to make certain estimates and apply judgments. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our consolidated financial statements. Actual results could differ from those estimates made by management.

Our significant accounting policies are described in note 2 to our consolidated financial statements.

RESULTS OF OPERATIONS - HUAHUI EDUCATION GROUP LIMITED

The following discussion should be read in conjunction with the consolidated financial statements of Huahui Education Group Limited included in this Report.

Financial and Operating Data

(In US$, except number of trainees and percentages)

	For the six months ended June 30,
	2022	2021	Pct. Change
Revenue	412,653	726,422	-43%
Operating (loss)	(306,388)	(190,377)	-61%
Net (loss)	(315,159)	(191,159)	-65%
Number of trainees	202	530	62%

For the Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

Revenue

Net revenue for the six months ended June 30, 2022 was $412,653 compared to $726,422 for the six months ended June 30, 2021, a decrease of $313,769 or 43%. The reduction is mainly attributable to the continued outbreak of the COVID-19 pandemic in the first half of 2022 in Guangzhou, China. Many branches including GZZDH were unable to carry out their businesses as normal. In the first half of 2022, the income of GZZDH declined by 66% or $266,894 compared with that of 2021.

Cost of Revenue

Cost of revenue for the six months ended June 30, 2022 was $129,472 compared to $222,206 for the six months ended June 30, 2021, a decrease of $92,734, or 42%, consistent with our decrease in revenues.

Our cost of revenues for the two periods were:

	For the six months ended June 30,
	2022		2021
	Amount (US$)	% of Total	Amount (US$)	% of Total

Salary and welfare	$65,015	50%	$100,101	45%
Travel and accommodations	6,272	5%	5,903	3%
Equipment rental fee	28,448	22%	72,307	33%
Consulting service fee	24,197	19%	26,589	12%
Other	5,540	4%	17,306	7%
Total	$129,472	100%	$222,206	100%

Operating Expenses

Selling and marketing expenses for the six months ended June 30, 2022 were $3,886 compared to $3,580 for the same period of 2021, an increase of $306 or 9%.

General and administrative expenses for the six months ended June 30, 2022 were $585,683 compared to $648,667 for the same period of 2021, an decrease of $62,984, or 10%. The decrease in general and administrative expenses is primarily due to decreases in office expenses and others. The following table sets forth the main components of our general and administrative expenses for the six-month periods ended June 30, 2022 and 2021:

	For the six months ended June 30,
	2022		2021
	Amount (US$)	% of Total	Amount (US$)	% of Total
General and administrative expense:
Salary and welfare	$264,985	45%	$257,264	40%
Depreciation and amortization	10,531	2%	28,045	4%
Travel and accommodations	6,222	1%	8,061	1%
Rental expenses	225,515	39%	202,022	31%
Office expenses	29,937	5%	48,550	7%
Legal and professional fees	31,329	5%	29,317	5%
Audit fee	10,000	2%	15,102	2%
Other	7,164	1%	60,307	10%
Total general and administrative expenses	$585,683	100%	$648,667	100%

Operating Loss

Operating loss for the first half of 2022 was $306,388 compared with a loss from operations of $190,377 in the first half of 2021, primarily due to the significant decrease in revenue that resulted from the COVID-19 outbreak.

Net Loss

Net loss for the six months ended June 30, 2022 was $315,159 compared with a net loss of $191,159 for the same period of 2021. primarily due to the significant decrease in revenue that resulted from the COVID-19 outbreak.

Impact of Inflation and Currency Fluctuations

The Company’s business operations are affected by the recent and ongoing outbreak of COVID-19. COVID-19 is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak which has created volatility in the Company’s business performance. The Company’s results of operations and financial condition will depend on future developments, including the duration and spread of the outbreak globally, which are still uncertain and cannot be reasonably estimated at this point of time.

Impact of Foreign Currency Fluctuations

In the six months ended June 30, 2022 the value of the RMB depreciated in relation to the U.S. dollar by approximately 5%. The continuous fluctuation of the exchange rates between the U.S. dollar and the RMB has no direct impact on the Company’s revenue.

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash advanced from our shareholders, who have lent the Company an aggregate of $851,769 as of June 30, 2022, compared to $674,537 as of December 31, 2021.

As of June 30, 2022, we had cash and cash equivalents of $120,356 compared to $184,596 as of December 31, 2021. We believe that our working capital is sufficient for our requirements over the next 12 months.

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss of $315,159 for the six months ended June 30, 2022. As of June 30, 2022, the Company had net current liabilities of $676,682 and a shareholders’ deficit of $454,845. Net cash used in operating activities was $246,908 for the six months ended June 30, 2022.

The ability to continue as a going concern is dependent upon the Company generating profits in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company expects to finance operations primarily through cash flows from revenues and capital contributions from its CEO. During 2022, the CEO has provided $180,151 in financial support for the operations of the Company. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve our strategic objectives, the CEO has indicated the intent and ability to provide additional equity financing.

The following table summarizes our cash flows for the periods presented

	For the six months ended June 30,
	2022	2021
	(US$)	(US$)

Net cash provided by (used in) operating activities	(246,908)	(66,131)
Net cash used in investing activities	-	(56,309)
Net cash provided by(used in) financing activities	190,230	111,059
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(7,560)	3,174
Net increase (decrease) in cash, cash equivalents and restricted cash	(64,238)	(8,207)
Cash, cash equivalents and restricted cash at beginning of the period	184,596	298,106
Cash, cash equivalents and restricted cash at end of the period...	120,356	$289,899

During the six months ended June 30, 2022, $246,908 was used in operating activities compared to $66,131 used in operating activities during the six months ended June 30, 2021. The Company resumed business operation in the second quarter of 2022 and its revenues increased.

Nil was used in investing activities during the six months ended June 30, 2022, as compared to $56,309 used in investing activities during the six months ended June 30, 2021 as we attempted to conserve our capital.

During the six months ended June 30, 2022, $190,230 was used in financing activities compared to $111,059 used in financing activities during the six months ended June 30, 2021. The net advances from related parties was $185,119 in the six months ended June 30, 2022 compared with $111,059 net repayments to related parties in the same period of 2021. The advances from related parties are unsecured, non-interest bearing and repayable on demand.

The resulting change in cash for the six months ended June 30, 2022 was a decrease of $64,238. The cash and cash equivalents balance on January 1, 2022 was $184,596, and on June 30, 2022 it was $120,356.